# Metallum3D Inc.



# ANNUAL REPORT

2405 Granite Ridge Rd

Rockville, VA 23146

0

https://www.metallum3d.com

This Annual Report is dated April 28, 2022.

## BUSINESS

Metallum3D Inc. is a C-Corporation incorporated in the state of Delaware in March of 2016. The Company plans to sell an additive manufacturing and microwave digital casting system The company is collaborating with Electrawatch, a division of Austal USA to apply our additive manufacturing technology for Naval applications.

**Previous Offerings**

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $119,347
Number of Securities Sold: 97,055
Use of proceeds: Operations, Research and Development
Date: July 22, 2021
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $342,153.00
Use of proceeds: Research and Development

Date: October 30, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $145,000.00
Use of proceeds: Research and Development
Date: October 21, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $30,000.00
Number of Securities Sold: 666,667
Use of proceeds: Research and Development
Date: January 02, 2017
Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the year ending December 31, 2021 can be found in Exhibit B to the Form C

Financial condition

Metallum3D is a company developing s patent-pending additive manufacturing and microwave digital casting system

Results of operations

Year ended December 31, 2021, compared to the year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $20,000 which represents an increase of $20,000 when compared to 2020.

The increase in revenue is the result of our business collaboration with Electrawatch LLC

Cost of Goods Sold

Cost of Goods Sold in 2021 was $0.00 which is the same as 2020

Expenses

The Company's operating expenses consist of, among other things, compensation, leases, fees for professional services and patents, and research and development expenses. Operating expenses for 2021 totaled $223,934. Total expenses in 2020 were $344,644

Historical results and cash flows:

In 2021 the Company had a negative cash flow of ($166,167) which represents a $20,970 reduction in the use of cash when compared to the negative cash flow of ($196,137) in 2020. The negative cash flows in 2021 were financed with the proceeds of equity and debt. We are of the opinion that the historical results and cash flows are not representative of what investors should expect in the future. The Company is working to commercially release its products in 2022.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $40,337.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Convertible Note to CIT ( Virginia Center for Innovative Technology)
Amount Owed: $25,000.00
Interest Rate: 10.0%
Maturity Date: February 12, 2022

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Nelson Zambrana
Nelson Zambrana's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chairman of the Board of Directors
Dates of Service: March 14, 2016 - Present
Responsibilities: As Chairman of the Board, Nelson is responsible for all corporate affairs and governance of the Company. Nelson does not receive compensation for this role.
Position: Chief Executive Officer (CEO) and Chief Technical Officer (CTO)

Dates of Service: October 09, 2016 - Present

Responsibilities: As CEO, Nelson is responsible for the overall corporate business strategy and the execution of that strategy. As CTO, Nelson is responsible for the overall strategic technical direction and all technical developments that will allow the Company to fulfill its vision and meet its business objectives. For these two roles Nelson receives a salary of $120,000 per year

Other business experience in the past three years:

Employer: Microaire Surgical Instruments

Title: Principal Engineer

Dates of Service: August 01, 2012 - February 19, 2019

Responsibilities: Responsible for New Product Development (NPD) and New Product Introduction (NPI) of medical devices.

Name: Phil Williford

Phil Williford's current primary role is with Herbalife Nutrition. Phil Williford currently services Between 1 and 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors

Dates of Service: January 02, 2017 - Present

Responsibilities: Provides the Company with guidance and advice in the adoption and implementation of sound, ethical, and legal governance and financial corporate policies. Phil does not receive compensation for his services to the Company.

Other business experience in the past three years:

Employer: Herbalife Nutrition

Title: Senior Director Of World Wide Manufacturing at Herbalife Nutrition

Dates of Service: April 01, 2018 - Present

Responsibilities: Responsible for worldwide manufacturing operations for Herbalife Nutrition

Name: Kyle Redinger

Kyle Redinger's current primary role is with LandStriker. Kyle Redinger currently services Between 1 and 5 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors

Dates of Service: January 02, 2017 - Present

Responsibilities: Provides the Company with guidance and advice in the adoption and implementation of sound, ethical, and legal governance and financial corporate policies. Kyle does not receive compensation for his services to the Company.

Other business experience in the past three years:

Employer: LandStriker

Title: Real Estate Developer

Dates of Service: August 01, 2014 - Present

Responsibilities: Development of real estate projects in Virginia

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Nelson Zambrana
Amount and nature of Beneficial ownership: 5,100,000
Percent of class: 63.3


Title of class: Preferred Stock
Stockholder Name: Nelson Zambrana
Amount and nature of Beneficial ownership: 280,664
Percent of class: 3.4


## RELATED PARTY TRANSACTIONS

Name of Entity: Metallum3D Inc.

Names of 20% owners: Nelson Zambrana

Relationship to Company: Officer

Nature / amount of interest in the transaction: The Company is not aware of any related-party transactions outside the normal scope of business.

Material Terms: The Company is not aware of any related-party transactions outside the normal scope of business.


## OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, and Convertible Note.

Common Stock

The amount of security authorized is 6,500,000 with a total of 6,500,000 outstanding.
Voting Rights
1 vote per share
Material Rights
There are no material rights associated with Common Stock.

Preferred Stock
The amount of security authorized is 3,500,000 with a total of 1,550,288 outstanding.
Voting Rights
Votes together with Common Stock on all matters on an as converted basis.

Material Rights
Each share of Preferred Stock is Convertible into one share of Common Stock at any time at the option of the holder.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:
Amount outstanding: $25,000.00
Maturity Date: February 12, 2023
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Equity financing round of at least $750,000 dollars
Material Rights

## What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

**Metallum3D Inc.**

By   /s/ *Nelson Zambrana*

Name: <u>Metallum3D Inc.</u>

Title:   CEO

Exhibit A

**FINANCIAL STATEMENTS**

# Metallum3d, Inc

## Profit and Loss

### January - December 2021

| | TOTAL |
|---|---:|
| **Income** | |
| Uncategorized Income | 20,000.00 |
| **Total Income** | **$20,000.00** |
| GROSS PROFIT | **$20,000.00** |
| **Expenses** | |
| Employee Related | |
| Payroll | |
| Employer Payroll Taxes | 1,478.57 |
| Gross Wages | |
| Regular Wages | 16,153.83 |
| **Total Gross Wages** | **16,153.83** |
| **Total Payroll** | **17,632.40** |
| Payroll & Benefits Administration | 636.00 |
| Recruiting | 659.89 |
| **Total Employee Related** | **18,928.29** |
| Facilities | |
| Rent | 38,294.37 |
| Repairs & Maintenance | 1,001.51 |
| Supplies | 3,796.76 |
| Tools & Equipment | 18,950.93 |
| Utilities | 942.01 |
| **Total Facilities** | **62,985.58** |
| General & Administrative | |
| Bank Fees | 3,129.66 |
| Business Insurance | 227.70 |
| Office Expenses | 1,887.34 |
| Shipping and Handling | 89.99 |
| **Total General & Administrative** | **5,334.69** |
| Hosting | 53.90 |
| IT Expense | |
| Computer Hardware & Equipment | 84.57 |
| Software & Web Services | 2,370.37 |
| Telephone and Internet | 2,564.50 |
| **Total IT Expense** | **5,019.44** |
| Licenses and Fees | 99.00 |
| Meals & Entertainment | |
| Meals | 0.00 |
| **Total Meals & Entertainment** | **0.00** |

# Metallum3d, Inc

## Profit and Loss

### January - December 2021

| | TOTAL |
|---|---|
| Professional Fees | 6,968.80 |
|   Finance & Accounting | 4,380.00 |
|   Legal | 1,560.00 |
| **Total Professional Fees** | **12,908.80** |
|   Research & Development | 192.70 |
|   Sales & Marketing | 30.00 |
|   Travel | |
|     Ground Transportation & Parking | 1,906.93 |
| **Total Travel** | **1,906.93** |
|   Uncategorized Expense | 38,468.14 |
| **Total Expenses** | **$145,927.47** |
| NET OPERATING INCOME | **$ -125,927.47** |
| Other Income | |
|   Other Income | 92,621.02 |
|   PPP Loan Write-Off | 38,645.49 |
| **Total Other Income** | **$131,266.51** |
| Other Expenses | |
|   Convertible Note Interest Expense | 76,929.46 |
|   Interest Expense | 628.39 |
|   Taxes | 450.00 |
| **Total Other Expenses** | **$78,007.85** |
| NET OTHER INCOME | **$53,258.66** |
| NET INCOME | **$ -72,668.81** |

# Metallum3d, Inc

## Balance Sheet Summary

### As of December 31, 2021

| | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | 40,137.03 |
| Other Current Assets | -200.02 |
| **Total Current Assets** | **$39,937.01** |
| Other Assets | 3,000.00 |
| **TOTAL ASSETS** | **$42,937.01** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | 0.00 |
| Credit Cards | 14,632.55 |
| Other Current Liabilities | 28,028.16 |
| **Total Current Liabilities** | **$42,660.71** |
| Long-Term Liabilities | 36,950.56 |
| **Total Liabilities** | **$79,611.27** |
| Equity | -36,674.26 |
| **TOTAL LIABILITIES AND EQUITY** | **$42,937.01** |

I, Nelson Zambrana, the CEO of Metallum3D Inc., hereby certify that the financial statements of Metallum3D Inc. and notes thereto for the periods ending on December 31, 2021, included in this Form C are true and complete in all material respects.

For the year 2021, the company did not incur a tax liability and has filed IRS Form 7004 " Application for Automatic
Extension of Time To File Certain Business Income Tax, Information, and Other Returns"

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 27, 2022.

Nelson Zambrana, CEO

Signature:

Nelson Zambrana

Digitally signed by Nelson Zambrana
Date: 2022.04.27 19:04:36 -04'00'

# CERTIFICATION

I, Nelson Zambrana, Principal Executive Officer of Metallum3D Inc., hereby certify that the financial statements of Metallum3D Inc. included in this Report are true and complete in all material respects.

*Nelson Zambrana*

CEO